Filed by FoxHollow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.
Commission File No.: 000-50998

From: Duke Rohlen

Sent: Friday, August 03, 2007 4:05 PM

To: FoxHollow

Subject: FoxHollow Company Update 8/3/07

Hello FoxNation,

Welcome to Friday after another good, but long, week. It’s now been two weeks since we announced our intention to merge with ev3, and I want to provide you with another update on our integration planning process.

As I mentioned last week, I will be leading the integration planning process with Stacy Enxing Seng, President, Cardio Peripheral division, ev3, along with a broader Integration Planning Team comprised of functional representatives from each company. Working directly with me from FoxHollow will be:

Kevin Cordell (SVP, Global Sales)

Mike Ennen (VP, Global Marketing)

Bill Olson (VP, Corporate Development)

Jack Dombroski (Senior Director, Sales Operations)

Jessica Hanover (Senior Director, Strategy)

There are many missing functions from this group – R&D, Clinical Affairs, Molecular Programs, Facilities, and others. The goal of this small group is to be small and nimble and to work with the respective leaders within FHT who represent the needs of the areas not specifically represented on this committee. All of the department executives will be involved and there will be meetings at least bi-weekly to solicit feedback and direction. For example, Jim Ferenz from facilities will be actively working with this group to determine what buildings we need. Similarly, Matt Ferguson will be working with this group on financial integration issues. So, don't be concerned if your direct report is not on this team - s/he will be actively involved.

This FoxHollow Integration Planning Team and a similarly-populated group from ev3 will begin working with Bain and Company next week at our first kick-off meeting, to be held Tuesday, August 7, and Wednesday, August 8. Currently, I am planning to spend Tuesday afternoon with the ev3 team here in Redwood City profiling all of the activities we have going on here. The next day will be a full day of conversation between ev3 and FoxHollow, with the intent of defining the broader goals of the group and generating an integration planning timeline.

As was indicated when the merger was announced, the transaction is expected to be completed in the fourth quarter of 2007. Overall, the transaction is subject to approval of FoxHollow’s stockholders as well as customary closing conditions and antitrust approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976. We are currently working on necessary SEC filings to provide information about the proposed merger to shareholders, after which time there will be a shareholder meeting and vote on the transaction itself. All of these milestones must be achieved in order for the merger to close.

Last week I encouraged everyone at FoxHollow to keep moving forward with business as usual, and your response has been amazing. Without exception, I’ve seen every department at FoxHollow focus intensely on their projects, including preparations for the approaching Sun Valley Summit and Chicago BTK meeting, the Sales Hawkeye program, plans for the EXL launch, the Merck and SilverHawk clinical studies, Finance’s Q207 report, and HR’s inaugural Intern Forum. These efforts epitomize FHT and are evidence of why FoxHollow is so good, and why EVVV is going to love partnering with us.

As I stated last week, FoxHollow and ev3 remain separate entities until the merger is closed – so attention should remain focused on our key objectives:

•	SilverHawk – hitting our sales numbers and supporting our marketing programs and physician relationships

•	Product launches – 2007 launches include EXL, RockHawk, LS/LX-M

•	Recruitment and Retention

We are making good progress on these goals, and each week we get closer to attaining them. So, thanks for another great week, and enjoy a well-deserved weekend.

Duke

Duke Rohlen

FoxHollow Technologies (NASDAQ: FOXH)

740 Bay Road

Redwood City, CA 94063-2469

(p) 650-421-8655

(f) 650-421-8781

drohlen@foxhollowtech.com

Forward-Looking Statements

This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential accretion of the transaction to ev3, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.